Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-113252
3.25% Redeemable Cumulative Convertible
Perpetual Preferred Stock CUSIP No. 185896305

Cleveland-Cliffs Inc

Prospectus Supplement dated January 5, 2005
to the Prospectus dated July 22, 2004

     This prospectus supplement supplements the prospectus dated July 22, 2004 of Cleveland-Cliffs Inc relating to the resale of up to 172,500 shares of 3.25% redeemable cumulative convertible perpetual preferred stock, the convertible subordinated debentures issuable in exchange for the preferred stock and the common shares issuable upon conversion of the preferred stock and the convertible subordinated debentures. This prospectus supplement should be read in conjunction with the prospectus and is qualified by reference to the prospectus except to the extent that information contained in this prospectus supplement supercedes the information contained in the prospectus.

     The information contained herein reflects the two-for-one stock split of Cleveland-Cliffs’ common shares effective December 31, 2004. On November 9, 2004, the directors of Cleveland-Cliffs approved the stock split by adopting an amendment to Cleveland-Cliffs’ amended articles of incorporation. The amendment (1) changed each issued and unissued authorized common share into two common shares, (2) proportionally increased the authorized number of common shares from 28,000,000 shares to 56,000,000 shares, and (3) decreased the par value of the issued and unissued common shares from $1.00 per share to $0.50 per share in order to prevent an increase in the aggregate par value of the outstanding common shares. When reviewing the prospectus, please note that due to the stock split, the common share information contained in the prospectus, including the financial statements and any previous prospectus supplement, should be proportionately adjusted.

     Also, due to the stock split and the payment of a cash dividend of $0.20 per share to holders of record of the common shares as of the close of business on November 19, 2004, the conversion rate of the preferred stock will increase from 16.1290 common shares per share of preferred stock to 32.3354 common shares per share of preferred stock. The new conversion rate was effective immediately after the opening of business on January 3, 2005 and is subject to further adjustment pursuant to the terms of the preferred stock.

     Additionally, due to the satisfaction of a condition to the conversion right of the holders of the preferred stock, the preferred stock may be surrendered for conversion at any time during the fiscal quarter ended March 31, 2005. The condition was satisfied because the closing share price of Cleveland-Cliffs’ common shares for at least 20 trading days of the last 30 trading days of the fiscal quarter ended December 31, 2004 exceeded 110% of the then applicable conversion price of the preferred stock. The satisfaction of this condition allows conversion of the preferred stock during the fiscal quarter ended March 31, 2005 only. Conversion of the preferred stock may continue after such quarter if certain conditions set forth in the terms of the preferred stock are satisfied.